UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of Registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --“CNV”), dated July 22, 2016

FREE TRANSLATION

Buenos Aires, July 22, 2016

President of the Comisión Nacional de Valores
Lic. Marcos Ayerra
(By Hand)

Dear Sirs,

RE.: Modification of the price offered by Fintech Telecom, LLC in the Mandatory Tender Offer for Class B shares issued by Telecom Argentina S.A. (“Telecom Argentina”).

I am writing to you as attorney-in-fact of Telecom Argentina to inform you that on the date hereof we received a letter from Fintech Telecom, LLC (“Fintech”) setting forth modifications to certain terms of the Mandatory Tender Offer announced previously by Fintech for the Class B shares issued by Telecom Argentina. These modifications include the offering price.

Sincerely,

Maria Delia Carrera Sala

Attorney-in-fact

FREE TRANSLATION

July 22nd, 2016

Mr. Mariano M. Ibáñez

Chairman of the Board of Directors of Telecom Argentina S.A.

Alicia Moreau de Justo 50

C1107AAB-Buenos Aires

RE.: Notification of the modification of the price offered by Fintech Telecom, LLC in the Mandatory Tender Offer for Class B shares issued by Telecom Argentina S.A. (“Telecom Argentina”).

Dear Sir,

I am writing to you regarding the mandatory tender offer, which was duly disclosed, for common Class B shares issued by Telecom Argentina S.A. (each share, a “Share” and such mandatory tender offer, the “OPA”).

We hereby inform you that Fintech Telecom, LLC (the “Offeror”), has decided to modify the following terms of the OPA: (1) the offered price has been amended from Ps.46 per Share to U.S.$3.925 (three dollars and ninety- two point five cents) per Share (from which U.S.$0.050 (five cents) should be deducted per Share as cash dividends paid on May 13, 2016 according to the terms of the OPA announcement, together with any other cash dividend payable by Telecom Argentina from the date of the OPA’s announcement to the date of the OPA´s Payment Date) (the “Offered Price”). The Offered Price shall be payable in Pesos in Argentina at the seller exchange rate announced by Banco de la Nación Argentina at the close of business on the business day immediately preceding the OPA’s Payment Date under the terms described in the OPA prospectus; and (2) the Offeror has decided to waive the fulfillment of the condition of previously obtaining the express authorization by the Argentine Antitrust Authority for the Offeror’s acquisition of the indirect control of Telecom Argentina, to which the OPA was subject as set forth in the OPA announcement. The OPA remains subject to the Offeror’s acquisition of indirect control in Telecom Argentina not being expressly rejected and to the absence of further conditions having been established which could adversely affect the Offeror or Telecom Argentina or its respective affiliates (controlling companies, controlled companies or companies under common control) by the Argentine Antitrust Authority or by any other Argentine authority as will be reflected in the OPA prospectus once it is approved by the Comisión Nacional de Valores.

The OPA is subject to the prior approval by the Comisión Nacional de Valores, which has not been granted yet.

Sincerely,

Sebastian Sanchez Sarmiento

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 25, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations